UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

FLOTEK INDUSTRIES, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

343389102
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA 98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,436,303
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,436,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,436,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,355,810
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,355,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,355,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 247,660
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 247,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 6,792,113
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,039,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,039,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 178,468(1)
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 6,792,113
PERSON WITH	9	SOLE DISPOSITIVE POWER 178,468 (1)
	10	SHARED DISPOSITIVE POWER 7,039,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,218,241 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

(1) Includes 178,468 shares of Common Stock granted to Mr. Nierenberg in his capacity as a director of the Issuer, of which 165,289 shares of Common Stock are vested and 13,179 shares of Common Stock that have not yet vested.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Flotek Industries Inc, (the “Issuer”) previously filed by or on behalf of the Reporting Persons (as defined below) (the “Schedule 13D”), by amending and/or supplementing such Items as indicated below.
Item 4.  Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
On June 7, 2023, the Bulldog Fund and the Family Fund sold 538,920 shares of Common Stock and 211,080 shares of Common Stock, respectively, to Harshavardhan V. Agadi (“Harsha”), the Issuer’s Non-Executive Chairman.
The Family Fund and the Bulldog Fund elected to sell a small fraction of its shares to Harsha for two reasons:  (1) because the Issuer’s shares are thinly traded, our selling a block of shares to Harsha made it possible for him, as the Issuer’s new Chairman, to quickly accumulate a meaningful ownership stake in the Issuer, demonstrating his strong commitment to the successful turnaround of the Issuer, and (2) for tax planning purposes.
The sale of shares to Harsha does not reflect a reduction in the Reporting Persons’ belief in, or commitment to, a successful outcome for the Issuer. The Reporting Persons have retained the vast majority of their shares of the Issuer; and have no present intention to sell any more Common Stock. David Nierenberg will continue serving on the Issuer’s board of directors and all four of its standing committees.  The Reporting Persons have high confidence in Harsha, Ryan Ezell, Bond Clement, and the other members of the Issuer’s team and a strong belief in the benefits of the Issuer’s proprietary chemistry and data capture and measurement products.
Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 88,002,029 Shares outstanding as of May 9, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 2,436,303 Shares, constituting approximately 2.8% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned  4,355,810 Shares, constituting approximately 4.9% of all of the outstanding Shares.
As of the close of business on the date hereof, Haredale Limited individually beneficially owned  247,660 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Managed Account, as discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 7,039,773 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Managed Account, constituting approximately 8.0% of all of the outstanding Shares.

By virtue of his relationship with NIMCO, as discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 7,218,241 Shares, consisting of (i) 178,468 Shares held directly and (ii) the 7,039,773 Shares beneficially owned by NIMCO, constituting approximately 8.2%% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 7,218,241 Shares, constituting approximately 8.2% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held by the Bulldog Fund.
The Managed Account has sole power to vote or direct the vote of the Shares held by the Managed account, and the Managed Account, NIMCO and Mr. Nierenberg have shared power to dispose or direct the disposition of, the Shares held by the Managed Account.
Mr. Nierenberg has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held directly by him.
(c)            During the past sixty (60) days, other than the sale of shares described in Items 4 and 6 to Harsha, the Reporting Persons did not trade in the securities of the Issuer.
(d)            No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
(e)            Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following:
On June 7, 2023, the Bulldog Fund and the Family Fund entered into a purchase agreement with Harsha pursuant to which they sold 538,920 shares of Common Stock and 211,080 shares of Common Stock, respectively. The foregoing description is qualified in its entirety by the purchase agreement incorporated by reference in this filing as Exhibit 99.1 hereto.

Item 7.  Material to be filed as Exhibits
Exhibit 99.1                          Purchase Agreement, dated June 7, 2023, between Harshavardhan V. Agadi, D3 Family Bulldog Fund L.P. and D3 Family Fund L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P. By: Nierenberg Investment Management Company, Inc., Its: General Partner

June 9, 2023	By:	/s/ David Nierenberg
David Nierenberg, President

D3 Family Bulldog Fund, L.P. By: Nierenberg Investment Management Company, Inc., Its: General Partner

June 9, 2023	By:	/s/ David Nierenberg
David Nierenberg, President

Haredale Ltd. By: Nierenberg Investment Management Company, Inc., Its: Investment Manager

June 9, 2023	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Company, Inc.

June 9, 2023	By:	/s/ David Nierenberg
David Nierenberg, President

June 9, 2023	/s/ David Nierenberg
David Nierenberg